UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934



                         GALYAN'S TRADING COMPANY, INC.
                         ------------------------------
                            (Name of Subject Company)

                         GALYAN'S TRADING COMPANY, INC.
                       -----------------------------------
                       (Names of Persons Filing Statement)

                           Common Stock (no par value)
                         ------------------------------
                         (Title of Class of Securities)

                                     36458R
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                  C. David Zoba
             Executive Vice President, General Counsel and Secretary
                 One Galyans Parkway, Plainfield, Indiana 46168
                            Telephone: (317) 612-2000
                            Facsimile: (317) 532-0269
      ---------------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy to:
                             Drake S. Tempest, Esq.
                              O'Melveny & Myers LLP
                               Times Square Tower
                                 7 Times Square
                               New York, NY 10036
                            Facsimile: (212) 326-2061

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                                  [LOGO OMITTED]
                                                  GALYANS
                                                  SPORTS & OUTDOOR


To:      All Associates

From:    Human Resources

Date:    06/22/04

Re:      Human Resource Transition Update

--------------------------------------------------------------------------------


As outlined in a previous memo the Human Resource department along with members of the Leadership team are working diligently to provide our associates with timely communication as we work through this difficult period. To that end here is an update as of 06/22/04:



     1. We have set up an office immediately across from the informal HR meeting room where Emily Lefebvre (or another member of the HR team) will be available during business hours to address any concerns you may have. Emily's direct line is 317 612-2494.


     2. We have received numerous questions at the aquestion@GALYANS.com mailbox and we will begin formally publishing answers to these questions tomorrow morning. A few examples of questions we have received with the corresponding answers are as follows:


                    Q. Will there be severance for associates whose job is eliminated?
                    A. Yes. We are currently working through the exact program but for those eligible associates severance will begin with one week for every year of service with a two-week minimum.


                    Q. If I participate in the ESPP what will happen to the money I have invested?
                    A. The fund will make a purchase on June 30, 2004 at 15% below the closing price as of January 2nd 2004, which was $11.72. The plan will then close effective June 30, 2004, and take no more contributions.

                    Q. Will there be stay bonuses for associates that stay until the end?
                    A. Stay bonuses are currently being worked on and are determined by GALYANS as well as by Dick's. More information will be forthcoming shortly.


                    Q.   What about Stock Options?
                    A. More information about stock options will be available soon.


                    Q.   Will Freedom Fridays continue?
                    A. Yes. This program will move forward until we learn otherwise.



         Please continue to forward questions via this box for the quickest response as the Human resource team along with Senior leadership will meet daily to review the questions and prepare the appropriate responses.



Additional Information

         This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.